SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

_________________

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2004

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from _____________to _______________

Commission File No. 000-08185

A. Full title of the plan and the address of the plan, if different from that of the issuer named below: Chemical Financial Corporation 401(k) Savings Plan.

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: Chemical Financial Corporation, 333 East Main Street, Midland, Michigan 48640.

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE
Chemical Financial Corporation 401(k) Savings Plan
December 31, 2004 and 2003 and Year ended December 31, 2004
with Report of Independent Registered Public Accounting Firm

Chemical Financial Corporation
401(k) Savings Plan

Financial Statements and Supplemental Schedule

December 31, 2004 and 2003 and Year ended December 31, 2004

Report of Independent Registered Public Accounting Firm

The Administrative Committee
Chemical Financial Corporation 401(k) Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Chemical Financial Corporation 401(k) Savings Plan as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2004 and 2003, and the changes in its net assets available for benefits for the year ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2004, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

Detroit, Michigan
June 24, 2005

Chemical Financial Corporation 401(k) Savings Plan

Statements of Net Assets Available for Benefits

	December 31
	2004	2003
Assets
Investments, at fair value:
Chemical Financial Corporation common stock	$9,932,332	$8,766,533
Mutual funds	22,580,248	18,787,782
Loans to participants	421,317	238,008
Total investments	32,933,897	27,792,323

Receivables:
Participant contributions	71,212	65,639
Employer contributions	18,352	15,989
Total receivables	89,564	81,628

Net assets available for benefits	$33,023,461	$27,873,951

See accompanying notes.

Chemical Financial Corporation 401(k) Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2004

Additions

Investment Income:
Net appreciation in fair value of investments (Note 3)	$3,355,632
Interest and dividends	561,337
3,916,969
Contributions:
Participant	2,800,863
Employer	538,569
3,339,432

Total additions	7,256,401

Deductions

Benefits paid directly to participants	2,106,691
Administrative fees	200
Total deductions	2,106,891

Net increase	5,149,510

Net assets available for benefits:
Beginning of year	27,873,951

End of year	$33,023,461

See accompanying notes.

Chemical Financial Corporation 401(k) Savings Plan

Notes to Financial Statements

December 31, 2004 and 2003

1.  Description of the Plan

The following description of the Chemical Financial Corporation (the Company) 401(k) Savings Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a complete description of the Plan's provisions.

General

The Plan is a defined contribution plan covering all employees. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Each year, participants may contribute up to 85% of pretax annual compensation not to exceed IRC limitation, as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. The Company contributes matching contributions equal to 50% of the participant's salary reductions. In determining matching contributions, only salary reductions up to 4% of a participant's compensation will be matched.

Participant Accounts

Each participant's account is credited with the participant's contributions and allocations of (a) the Company's contributions and (b) Plan earnings. Participants direct the investment of their accounts among the investment funds offered by the Plan. Forfeited balances of terminated participants' nonvested accounts are used to reduce future Company contributions. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

Vesting

Participants are immediately vested in their contributions and actual earnings thereon. Matching contributions vest in accordance with the following schedule:

Years of Service	Percentage
Less than 3	0%
3 or more	100%

Chemical Financial Corporation 401(k) Savings Plan

Notes to Financial Statements (continued)

1.  Description of the Plan (continued)

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from 1-5 years. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined monthly by the plan administrator. Principal and interest are paid ratably through payroll deductions.

Payment of Benefits

On termination of service or upon death, disability or retirement, a participant may request a benefit payment. Benefit payments are distributed in a lump-sum amount equal to the vested value of the participant's account. Payment of benefits may not be deferred by participants beyond their attainment of age 70-1/2, unless they are an active employee.

2.  Summary of Accounting Policies

Investment Valuation

The Plan's investments are stated at fair value. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the Plan year. Mutual funds are stated at the quoted market prices which represent the net asset values of shares held by the Plan at year-end. The participant loans are valued at their outstanding balances, which approximate fair value.

Chemical Financial Corporation common stock had a market value of $40.62 per share as of December 31, 2004, compared to a market value of $32.08 per share as of June 16, 2005; a decline in market value of 21%.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Chemical Financial Corporation 401(k) Savings Plan

Notes to Financial Statements (continued)

2.  Summary of Accounting Policies (continued)

Plan Termination

Although it has not expressed the intention to do so, the Company has reserved the right to terminate the Plan at any time by resolution of its Board of Directors subject to the provisions of ERISA. In the event of Plan termination, participants will continue to be 100% vested in their accounts. The value of the participant accounts will be determined as of the effective date of the termination and distributed as provided by the Plan.

Administration

The Company has elected to pay all significant administrative expenses of the Plan.

3.  Investments

During the year ended December 31, 2004, the Plan's investments (including investments purchased, sold, as well as held during the year) appreciated in fair value as determined by quoted market prices as follows:

Net Realized and Unrealized Appreciation in Fair Value of Investments

Mutual funds	$1,885,217
Chemical Financial Corporation common stock	1,470,415
$3,355,632

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities could occur both in the near term and long-term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

Chemical Financial Corporation 401(k) Savings Plan

Notes to Financial Statements (continued)

3.  Investments (continued)

Investments that represent 5% or more of the Plan's net assets are as follows:

		December 31
		2004	2003

*	Chemical Financial Corporation Common Stock	$ 9,932,332	$ 8,766,533
	Federated Investors Intermediate Bond Fund	**	1,531,273
	Federated Investors Money Market Fund	1,802,813	1,885,283
	Federated Investors Middle Capitalization Stock Fund	2,784,595	2,312,417
	Fidelity Investments Magellan Fund	1,899,859	1,958,731
	Fidelity Investments Growth Stock Fund	2,008,186	1,745,741
	Fidelity Investments Stock and Bond Fund	2,194,377	2,058,985
	Fidelity Investments Low-Priced Stock Fund	2,514,410	1,686,324
	Vanguard Institutional Index Fund	3,947,471	3,411,279
	Dodge & Cox Stock Fund	2,372,204	**

*	Party-in-interest

**	Less than 5% of Plan net assets

4.  Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated February 12, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

Chemical Financial Corporation 401(k) Savings Plan

EIN: 38-2022454	Plan Number: 002

Schedule H, Line 4i-Schedule of Assets
(Held at End of Year)

December 31, 2004

	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment Including Maturity Date, Rate of Interest Collateral, Par or Maturity Value	Cost	Current Value

*	Chemical Financial Corporation	Common Stock		$9,932,332

	Federated Investors Mutual Funds	Intermediate Bond Fund		1,411,850
		Short-term Bond Fund		283,238
		Long-term Bond Fund		82,782
		Middle Capitalization Stock Fund		2,784,595
		Money Market Fund		1,802,813

	Fidelity Investments	Stock and Bond Fund		2,194,377
		International Stock Fund		1,278,463
		Low-Priced Stock Fund		2,514,410
		Large Cap Blend		1,899,859
		Growth Stock Fund		2,008,186

	Other Mutual Funds	Dodge & Cox Stock Fund-Value Fund		2,372,204
		Vanguard Institutional Index Fund		3,947,471

*	Participant Loans	Interest rate range: 5.13 to 10.50%;
		with various maturity dates		421,317
				$32,933,897

* Party in Interest

Note:   Historical cost information is not disclosed since all investments are participant directed.

Exhibits:

23	Consent of Ernst & Young LLP dated June 24, 2005.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated:	June 27, 2005	CHEMICAL FINANCIAL CORPORATION 401(K) SAVINGS PLAN

		By:	/s/ Lori A. Gwizdala
Lori A. Gwizdala Executive Vice President and Chief Financial Officer and Administrator of the Chemical Financial Corporation 401(k) Savings Plan

EXHIBIT INDEX

Exhibit	Document

23	Consent of Ernst & Young LLP dated June 24, 2005.